November 18, 2005
Rufus Decker
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Form 10-K for the Fiscal Year ended January 2, 2005 Forms 10-Q for the Fiscal Quarters ended April 3, 2005 and July 3, 2005 File No. 1-14260 – Responses
Dear Mr. Decker:
     The GEO Group, Inc. (“GEO”), hereby responds to the comments of the staff (the “Staff”) as set forth in the letter dated September 15, 2005 (the “Letter”), with respect to GEO’s Form 10-K for the year end January 2, 2005 (the “Form 10-K”) and Form 10-Q for the period ended April 3, 2005 (the “Form 10-Q”).
     Please note that for your convenience of reference, we have recited below each comment included in the Staff’s Letter and provided GEO’s response to such comment.
Form 10-K for the year ended January 2, 2005
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Where requested, we have provided below additional disclosures or other revisions similar to those we intend to make in future filings in order to provide the Staff with guidance on what our proposed revisions will look like. We intend to address all comments in the Letter in GEO’s future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
2.	We have reviewed your response to comment 2. Please discuss and analyze the underlying business reasons for the changes in revenues and operating income between periods for each of your segments. Please also discuss the impact of significant non-cash credits and charges on operating income in total and for each segment. For example, some of the increase in operating income in the U.S. operations appears to be due to non-cash credits of $1,150,000 in 2004 compared to non-cash charges of $8,600,000 in 2003. Please refer to SEC Release 33-8350 for guidance.

The following is a revised Management Discussion and Analysis of Financial Condition and Results of Operations of our 2004 results reflecting changes for the comments above.

Results of Operations
     The following discussion should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements accompanying this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those described under “Risk Factors” and those included in other portions of this report.
     The discussion of our results of operations below excludes the results of our discontinued operations resulting from the termination of our management contract with DIMIA for all periods presented. Through our Australian subsidiary, we had a contract with DIMIA for the management and operation of Australia’s immigration centers. In 2003, the contract was not renewed, and effective February 29, 2004, we completed the transition of the contract and exited the management and operation of the DIMIA centers.
     For the purposes of the discussion below, “2004” means the 53 week fiscal year ended January 2, 2005, “2003” means the 52 week fiscal year ended December 28, 2003, and “2002” means the 52 week fiscal year ended December 29, 2002.
Overview
     GEO reported diluted earnings per share of $1.73, $2.83 and $0.99 in 2004, 2003, and 2002 respectively. For fiscal year 2004, the $1.73 amount included ($0.03) per diluted share for certain items, as detailed below, compared to the fiscal year 2003 $2.83 amount, which included $1.87 per diluted share for certain items. The fiscal year 2002 $0.99 amount included ($0.03) per diluted share for certain items. Charges from certain items are detailed below. Weighted average common shares outstanding for fiscal year 2004 reflects a full year of the effect of our purchase of 12 million shares of our common stock in the third quarter 2003.
     The following table sets forth certain items before tax which we consider relevant to the discussion below of our operating results for 2004, 2003 and 2002:

	Fiscal Year
	2004	2003	2002
	(Dollars in thousands,
	except per share data)
Certain Items (before income taxes)
Insurance reduction	$4,150	$—	$—
Jena, Louisiana write-off	(3,000)	(5,000)	(1,100)
DIMIA insurance reserves	—	(3,600)	—
Write-off of acquisition costs	(1,306)	—	—
Gain on sale of UK joint venture	—	61,034	—
Write-off of deferred financing fees	(317)	(1,989)	—

Certain Items	$(473)	$50,445	$(1,100)

Amounts per diluted common share after-tax	$(0.03)	$1.87	$(0.03)

     The following table delineates where the total of certain items above are classified in our Consolidated Statements of Income.

	Fiscal Year
	2004	2003	2002
	(Dollars in thousands)
Certain Items represented in the various lines of the Consolidated Statements of Income
Operating Expenses	$1,150	$(8,600)	$(1,100)
General and Administrative Expenses	(1,306)	—	—
Write-off of deferred financing fees	(317)	(1,989)	—
Gain on Sale of UK joint venture	—	61,034	—

Certain Items	$(473)	$50,445	$(1,100)

2004 versus 2003
Segment Revenues and Operating Expenses

	2004	% of Revenue	2003	% of Revenue	$ Change	% Change
	(Dollars in thousands)
Revenues
Correctional and Detention Facilities	$559,892	91.1%	$529,738	93.4%	$30,154	5.7%
Other	$54,656	8.9%	$37,703	6.6%	$16,953	45.0%

Total	$614,548	100.0%	$567,441	100.0%	$47,107	8.3%
     The increase in revenues in 2004 compared to 2003 is primarily attributable to four items. (i) Australian and South African revenues increased approximately $17.7 million, $9.7 million and $2.2 million of which was due to the strengthening of the Australian dollar and South African Rand, respectively, and $5.8 million of which was due to higher occupancy rates and contractual adjustments for inflation. (ii) The opening of new facilities, including Reeves and Sanders Estes, resulted in a $13.1 million increase in revenue. The increase in revenues also reflects $4.9 million of additional revenue in 2004 as a result of the fact that the Lawrenceville Correctional Facility, which opened in March 2003, was operational for the entire period. (iv) Revenues increased in 2004 because it contained 53 weeks compared to 2003, which contained 52 weeks. (v) Domestic revenues also increased due to contractual adjustments for inflation, slightly higher occupancy rates and improved terms negotiated into a number of contracts. These increases were offset by $24.6 million of lost revenue due to the non renewal in January 2004 of the management contracts for the Willacy State Jail and John R. Lindsey State Jail, and the closure of the McFarland CCF State Correctional Facility on December 31, 2003. The McFarland facility was reactivated on January 1, 2005.
     The number of compensated resident days in domestic facilities increased to 10.5 million in 2004 from 9.8 million in 2003. Compensated resident days in Australian and South African facilities during 2004 increased to 2.1 million from 1.8 million for the comparable periods in 2003 primarily due to higher population levels. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking capacity as a percentage of compensated mandays. The average occupancy in our domestic, Australian and South African facilities combined was 99.1% of capacity in 2004 compared to 100% in 2003. The decrease in the average occupancy is due to an increase in the number of beds made available to us under our contracts.

	2004	% of Revenue	2003	% of Revenue	$ Change	% Change
	(Dollars in thousands)
Operating Expenses
Correctional and Detention Facilities	$461,473	75.1%	$448,465	79.0%	$13,008	2.9%
Other	$53,435	8.7%	$35,553	6.3%	$17,882	50.3%

Total	$514,908	83.8%	$484,018	85.3%	$30,890	6.4%
     Operating expenses consist of those expenses incurred in the operation and management of our correctional, detention and mental health facilities. Our operating margins were impacted in 2004 and 2003 as a result of certain non cash charges. Fiscal 2004 operating expenses includes a net non cash credit of $1.2 million, consisting of a

$4.2 million reduction in our general liability, auto liability and worker’s compensation insurance reserves offset by an additional provision for operating losses of approximately $3.0 million related to our inactive facility in Jena, Louisiana. This compares to net non cash charges of $8.6 million in 2003, consisting of a provision for operating losses of approximately $5.0 million related to the Jena facility, and approximately $3.6 million primarily attributable to liability insurance expenses, related to the transitioning of the DIMIA contract in Australia.
     The $4.2 million reduction in insurance reserves was the result of revised actuarial projections related to loss estimates for the initial two years of our insurance program which was established on October 2, 2002. Prior to October 2, 2002, our insurance coverage was provided through an insurance program established by TWC, our former parent company. We experienced significant adverse claims development in general liability and workers’ compensation in the late 1990’s. Beginning in approximately 1999, we made significant operational changes and began to aggressively manage our risk in a proactive manner. However, these changes were not immediately realized in our loss estimates. These changes have resulted in improved claims experience and loss development, which we have recently begun realizing in our actuarial projections. As a result of our adverse experience as an insured under TWC’s insurance program, we previously established our reserves for the new insurance program above the actuary’s estimate in order to provide for potential adverse loss development. As a result of improving loss trends, under our new program, our independent actuary reduced its expected losses for claims arising since October 2, 2002. We have adjusted our reserve at January 2, 2005 at the actuary’s expected loss. There can be no assurance that our improved claims experience and loss developments will continue.
     The remaining increase in operating expenses is consistent with the increase in revenues discussed above.
Other Revenues and Operating Expenses
     Other primarily consists of revenues and related operating expenses associated with our mental health business and construction business. The increase in 2004 primarily relates to approximately $13.1 of construction revenue as compared to 2003 when construction revenue was insignificant. The construction revenue is related to our expansion of the South Bay Facility, one of the facilities that we manage. The expansion is expected to be completed by the end of the second quarter of 2005.
Other Unallocated Operating Expenses
General and Administrative Expenses

	2004	% of Revenue	2003	% of Revenue	$ Change	% Change
	(Dollars in thousands)
General and Administrative Expenses	$45,879	7.5%	$39,379	6.9%	$6,500	16.5%

     General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. Compliance with Sarbanes-Oxley requirements for management’s assessment over internal controls resulted in an increase in professional fees in 2004 of $1.0 million. Salary expense increased $5.0 million in 2004 as a result of increased incentive targets under our senior officer incentive plan and the internalization of functions and services previously outsourced to TWC. In May 2004, we completed payments under employment agreements with certain key executives triggered by the change in control from the sale of TWC in May 2002, resulting in a $2.4 million reduction in salary expense in 2004. In addition, we were pursuing acquisition opportunities in 2004, and had capitalized direct and incremental costs related to potential acquisitions. During the fourth quarter of 2004, we determined that the related acquisitions were no longer probable, and wrote off the capitalized deferred acquisition costs of $1.3 million. Finally, the remaining increase in general and administrative costs relates to other increases in professional fees, travel and rent expense for our corporate offices.
Non Operating Expenses
Interest Income and Interest Expense

	2004	% of Revenue	2003	% of Revenue	$ Change	% Change
	(Dollars in thousands)
Interest Income	$9,598	1.6%	$6,874	1.2%	$2,724	39.6%
Interest Expense	$22,138	3.6%	$17,896	3.2%	$4,242	23.7%
     The increase in interest income is primarily due to higher average invested cash balances. The increase also reflects income from interest rate swap agreements entered into September 2003 for our domestic operations, which increased interest income. The interest rate swap agreements in the aggregate notional amounts of $50.0 million are hedges against the change in the fair value of a designated portion of the Notes due to changes in the underlying interest rates. The interest rate swap agreements have payment and expiration dates and call provisions that coincide with the terms of the Notes.
     The increase in interest expense is primarily attributable to the Notes, which began accruing interest on July 9, 2003. This resulted in a full year of interest expense in 2004 as compared to approximately six months in 2003. On June 25, 2004, we made a payment of approximately $43.0 million on the term loan portion of our Senior Credit Facility. Further, interest expense reflects higher average interest rates during 2004.
Costs Associated with Debt Refinancing
     Deferred financing fees of $0.3 million were written off in 2004 in connection with the $43.0 million payment related to the term loan portion of the Senior Credit Facility. In 2003, the extinguishment of debt resulted in write-offs of deferred financing fees of $2.0 million.

Sale of Joint Venture
     Fiscal year 2003’s result of operations includes the sale of the UK joint venture for $80.7 million which resulted in a gain of $61.0 million.
Provision for Income Taxes

	2004	% of Revenue	2003	% of Revenue	$ Change	% Change
	(Dollars in thousands)
Income Taxes	$8,313	1.4%	$37,205	6.6%	$28,892	(77.7)%
     The decrease in provision for income taxes is due to significantly higher taxes in 2003 as a result of the gain from the sale of our 50% interest in PCG. Additionally, 2004 income tax expense includes a benefit from the realization in 2004 of approximately $3.4 million of foreign tax credits related to the gain on sale of PCG.
     During 2004, we adjusted our tax provision to reflect an adjustment to our treatment of certain executive compensation. During the fiscal years ended 2003 and 2002, along with the period ending June 27, 2004, we calculated our tax provision as if our executive bonus plan met the Internal Revenue Service code section 162(m) requirements for deductibility. During 2004, we discovered that the plan did not meet certain specific requirements of section 162(m). We recognized $1.4 million of additional tax provision under section 162(m) for 2004, including $0.6 million to correct our tax provision for the fiscal years ended 2003 and 2002.
Income/Loss from Discontinued Operations
     Through our Australian subsidiary, we previously had a contract with the Department of Immigration, Multicultural and Indigenous Affairs, or DIMIA, for the management and operation of Australia’s immigration centers. In 2003, the contract was not renewed, and effective February 29, 2004, we completed the transition of the contract and exited the management and operation of the DIMIA centers. These facilities generated total revenue of $6.0 million and $62.7 million during 2004 and 2003, respectively. The loss in 2004 primarily relates to transition and exit costs.
Financial Statements and Supplementary Data, page 46
3.	We have reviewed your response to comment 5. Please revise your proposed future disclosure to state that the audit was conducted in accordance with standards of the Public Accounting Oversight Board, rather than just auditing standards of the Public Accounting Oversight Board.

GEO will revise future filings to reflect the following:

“Their audit was conducted in accordance with standards of the Public Company Accounting Oversight Board.”

Financial Statements
Note 10 – Commitments and Contingencies
Litigation, Claims and Assessments, page 76
4.	We have reviewed your response to comment 18. Please disclose if you have accrued a minimum amount for the claim of property damage to the Australian facilities and your basis for accruing this minimum amount. Please also disclose if the unfavorable settlement of this litigation would be material to cash flows from operations.

GEO intends to revise its future filings to include language similar to the following with respect to the ComCover claim:
     “In June 2004, we received notice of a third-party claim for property damage incurred during 2001 and 2002 at several detention facilities that our Australian subsidiary formerly operated pursuant to its discontinued operation. The claim relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government’s insurance provider and did not specify the amount of damages being sought. In May 2005, we received additional correspondence indicating that the insurance provider still intends to pursue the claim against our Australian subsidiary. Although the claim is in the initial stages and we are still in the process of fully evaluating its merits, we believe that we have defenses to the allegations underlying the claim and intend to vigorously defend our rights with respect to this matter. While the insurance provider has not quantified its damage claim and the outcome of this matter discussed above cannot be predicted with certainty, based on information known to date, and management’s preliminary review of the claim, we believe that, if settled unfavorably, this matter could have a material adverse effect on our financial condition, results of operations and cash flows. We are uninsured for any damages or costs that we may incur as a result of this claim, including the expenses of defending the claim. Management has accrued a reserve related to this claim based on its estimate of the most probable loss based on the facts and circumstances known to date, and the advice of its legal counsel.
Note 15 – Business /Segment and Geographic information, page 82
5.	We have reviewed your response to comment 19. Please provide us with your computation of the 10% materiality test for reportable segments based on assets of your three business lines. Please also tell us why you aggregated the management of mental health facilities and the construction services lines of business with the management of correction and detention facilities line of business. The management of correction and detention facilities constitutes a reportable segment and your other lines of business may not be aggregated with this reportable segment unless they have (a) similar economic characteristics and (b) meet all of the five aggregation criteria in paragraph 17 of SFAS 131. See Question 7 of the FASB Staff Implementation Guide for SFAS 131. Based on the information you provided, these other two lines of business may even have dissimilar economic characteristics from each other based on their different revenue growth rates and gross margins, and might not meet the majority of the five aggregation criteria specified in paragraph 17 of SFAS 131 to be combined with each other. Please provide us with additional information that supports your position that you do not have three separate reportable segments. Please refer to SFAS 131 and EITF 04-10.

The following table sets forth the computation of the materiality test for reportable segments with respect to the assets of GEO’s three business lines:

	2004		2003		2002
Segment Assets
Correction & Detention Facilities	$342,709	95.01%	$359,313	96.04%	$348,154	96.25%
Mental Health	15,497	4.30%	14,714	3.93%	13,478	3.73%
Construction	2,520	0.70%	114	0.03%	69	0.02%

Total Segment Assets	$360,726	100.00%	$374,141	100.00%	$361,701	100.00%

The mental health and construction business lines do not meet all of the aggregation criteria under paragraph 17 of SFAS 131 with respect to the correction and detention facilities segment. Additionally, the mental health and construction business lines do not meet the quantitative thresholds under paragraph 18 of SFAS 131. Lastly, neither of these business lines meets a majority of the aggregation criteria under paragraph 17 of SFAS 131 and GEO’s correction and detention facilities segment meets the 75% threshold established by paragraph 20 of SFAS 131. As a result, GEO believes the mental health and construction business lines do not constitute separate reportable segments. In future filings, GEO will aggregate the mental health and construction business lines in an “all other” category in accordance with the requirements of paragraph 21 of SFAS 131.
6.	We have reviewed your response to comment 20. Your reference to the response to comment 2 did not address our question. Please disclose significant non-cash items, other than depreciation and amortization expense, included in operating income for each segment in accordance with paragraph 27 of SFAS 131. The disclosure of costs associated with exit activities for each segment is also required by paragraph 20 of SFAS 146.

GEO intends to revise its disclosure for its segment similar to the following revised disclosure of its 2004 Form 10-K footnote disclosure regarding segments.
15. Business Segment and Geographic Information
     Operating and Reporting Segments
     The Company operates in one industry segment encompassing the management of privatized correction and detention facilities located in the United States, Australia, which includes New Zealand, South Africa and the United Kingdom. The segment information presented in the prior periods has been reclassified to conform to the current presentation.
Segment Information

		Restated	Restated
Fiscal Year	2004	2003	2002
	(In thousands)
Revenues:
Correction and detention facilities	$559,892	$529,738	$480,670
Other	54,656	37,703	36,492

Total revenues	$614,548	$567,441	$517,162

Depreciation and amortization:
Correction and detention facilities	$13,898	$13,482	$11,325
Other	553	422	391

Total depreciation and amortization	$14,451	$13,904	$11,716

Operating Income:
Correction and detention facilities	$38,643	$28,412	$22,690
Other	667	1,728	1,168

Total operating income	$39,310	$30,140	$23,858

Segment assets:
Correction and detention facilities	$342,709	$359,313
Other	18,017	14,828

Total segment assets	$360,726	$374,141

     Fiscal 2004 segment operating expenses includes a net non cash credit of $1.2 million, consisting of a $4.2 million reduction in our general liability, auto liability and worker’s compensation insurance reserves offset by an additional provision for operating losses of approximately $3.0 million related to our inactive facility in Jena, Louisiana. Fiscal 2003 operating expenses include net non cash charges of $8.6 million in 2003, consisting of a provision for operating losses of approximately $5.0 million related to the Jena facility, and approximately $3.6 million primarily attributable to liability insurance expenses, related to the transitioning of the DIMIA contract in Australia.
     The $4.2 million reduction in insurance reserves was the result of revised actuarial projections related to loss estimates for the initial two years of our insurance program which was established on October 2, 2002. Prior to October 2, 2002, our insurance coverage was provided through an insurance program established by TWC, our former parent company. We experienced significant adverse claims development in general liability and workers’ compensation in the late 1990’s. Beginning in approximately 1999, we made significant operational changes and began to aggressively manage our risk in a proactive manner. However, these changes were not immediately realized in our loss estimates. These changes have resulted in improved claims experience and loss development, which we have recently begun realizing in our actuarial projections. As a result of our adverse experience as an insured under TWC’s insurance program, we previously established our reserves for the new insurance program above the actuary’s estimate in order to provide for potential adverse loss development. As a result of improving loss trends, under our new program, our independent actuary reduced its expected losses for claims arising since October 2, 2002. We have adjusted our reserve at January 2, 2005 at the actuary’s expected loss. There can be no assurance that our improved claims experience and loss developments will continue.
     Other primarily consists of revenues and operating expenses associated with the Company’s mental health and construction businesses.
     Pre-Tax Income Reconciliation

Years Ended (in thousands)	2004	2003	2002
Total operating income from segment	$38,643	$28,412	$22,690
Unallocated amounts:
Net Interest Expense	(12,540)	(11,022)	1,110
Gain on sale of UK Joint Venture	—	56,094	—
Costs related to early extinguishment of debt	(317)	(1,989)	—
Other	667	1,728	1,168

Income before income taxes, equity in earnings of affiliates, Discontinued operations and Minority interest	$26,453	$73,223	$24,968

     Asset Reconciliation

	2004	2003
Total segment assets	$342,709	$359,260
Cash	92,801	52,187
Short term Investments	10,000	10,000
Deferred income tax- Current	12,891	13,219
Restricted Cash	3,908	55,794
Other	18,017	14,881

Total Assets	$480,326	$505,341

Geographic Information
     The Company’s international operations are conducted through the Company’s wholly owned Australian subsidiaries, and one of the Company’s joint ventures in South Africa, SACM. Through the Company’s wholly owned subsidiary, GEO Group Australia Pty. Limited, the Company currently manages five correctional facilities, including a facility in New Zealand and one police custody center. Through the Company’s joint venture SACM, the Company currently manages one facility.

		Restated	Restated
Fiscal Year	2004	2003	2002
	(In thousands)
Revenues:
U.S. operations	$510,603	$482,754	$451,465
Australian operations	88,887	72,063	57,763
South African operations	15,058	12,624	7,934

Total revenues	$614,548	$567,441	$517,162

Long-lived assets:
U.S. operations	$189,355	$193,472	$199,496
Australian operations	7,095	6,872	5,802
South African operations	294	210	207

Total long-lived assets	$196,744	$200,544	$205,505

Sources of Revenue
     The Company’s derives most of its revenue from the management of privatized correction and detention facilities. The Company’s also derives revenue from the management of mental health hospitals and from the construction and expansion of new and existing correctional, detention and mental health facilities. All of the Company’s revenue is generated from external customers.

		Restated	Restated
Fiscal Year	2004	2003	2002
	(In thousands)
Revenues:
Correction and detention facilities	$559,892	$529,738	$480,670
Mental health	39,318	37,622	35,980
Construction	15,338	81	512

Total revenues	$614,548	$567,441	$517,162

Equity in Earnings of Affiliates
     Equity in earnings of affiliates for 2004 includes one of our joint ventures in South Africa, SACS. Equity in earnings of affiliates for 2003 and 2002 represent the operations of the Company’s 50% owned joint ventures in the United Kingdom (Premier Custodial Group Limited) and SACS. These entities and their subsidiaries are accounted for under the equity method.
     The Company sold its interest in Premier Custodial Group Limited on July 2, 2003 for approximately $80.7 million and recognized a gain of approximately $61.0 million. Total equity in the undistributed earnings for Premier Custodial Group Limited, before income taxes, for fiscal 2003, and 2002 was $3.0 million, and $10.2 million, respectively.
     The following table summarizes certain financial information pertaining to this joint venture for the period from December 30, 2002 through the date of sale of the UK joint venture on July 2, 2003 and for the fiscal year ended December 29, 2002 (in thousands):

	2003	2002
Statement of Operations Data
Revenues	$104,080	$153,533
Operating (loss) income	(2,981)	7,992
Net income	$3,486	$11,264
     A summary of financial data for SACS is as follows:

Fiscal Year	2004	2003	2002
	(In thousands)
Statement of Operations Data
Revenues	$31,175	$24,801	$8,073
Operating income	11,118	7,528	226
Net (loss) income	—	(817)	226
Balance Sheet Data
Current assets	14,250	8,154
Non current assets	74,648	61,342
Current liabilities	5,094	2,896
Non current liabilities	83,474	69,749
Shareholders’ equity (deficit)	330	(3,150)
     SACS commenced operation in fiscal 2002. Total equity in undistributed loss for SACS before income taxes, for fiscal 2004, 2003 and 2002 was $(0.1) million, $(0.4) million, and $(1.5) million, respectively.

Business Concentration
     Except for the major customers noted in the following table, no single customer provided more than 10% of the Company’s consolidated revenues during fiscal 2004, 2003 and 2002:

Customer	2004	2003	2002
Various agencies of the U.S. Federal Government	27%	27%	27%
Various agencies of the State of Texas	9%	12%	13%
Various agencies of the State of Florida	12%	12%	14%
     Concentration of credit risk related to accounts receivable is reflective of the related revenues.
7.	Please disclose your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131.
     See response to question 6.
Note 16 – Income Taxes, page 84
8.	We have reviewed your response to comment 21. Your decision to re-label income from continuing operation in the income taxes note should add some clarity to your tax disclosure. However, this proposed revision does not fully address our initial comment. Please tell us why income before income taxes, equity in earnings of affiliates, discontinued operations and minority interest in the United States of $9,395,000 is less than operating income in the United States in your segment note of $28,641,000. Please also tell us why income before income taxes, equity in earnings of affiliates, discontinued operations and minority interest from the Australian and South Africa operations of $17,058,000 is more than the operating income in the Australian and South Africa operations in your segment note of $10,669,000. In doing so, reconciliations between each of these income statement amounts would be helpful, along with an explanation of how each allocation to your U.S. and Foreign operations was performed.

As indicated in our response to question 6. above, our revised disclosure does not report operating income by geographic location and as a result does not include an allocation of general and administrative costs by geographic location. Additionally, the pretax income reconciliation included as part of our revised segment disclosure, serves to reconcile segment operating income to pretax income.

However, related to our Form 10-K as filed, Operating Income in the segment note agrees to “Operating Income” on the Consolidated Statements of Income. Income from Continuing Operations agrees to “Income before Income Taxes, Equity Earnings in Affiliates, Discontinued Operations and Minority Interest” on

the Consolidated Statements of Income. Most significantly, operating income in the segment note does not include the impact of interest income and expense, whereas pretax income does include these activities. Interest income and expense are included in pretax income based on the jurisdiction in which the activity occurs. Additionally, a small portion of General and Administrative expense is allocated to foreign operations in the segment footnote because, from an operational perspective, these activities support the international operations. However, since all of these costs are incurred in the United States, they are not allocated to international operations in the tax footnote. The following table reconciles these captions as reported in our Form 10-K as filed:

	Domestic	International	Total
Operating income per segment footnote	$28,641	$10,669	$39,310
United States general and administrative expense allocated per segment reporting but not for tax	(3,115)	3,115	—
Net interest based on tax jurisdiction; not included in operating income for segment reporting	(14,424)	1,567	(12,857)
Interest income on cash balances in the United Kingdom and related foreign exchange rate gains and losses	(1,707)	1,707	—

Income before taxes, equity income, discontinued operations and minority interest	$9,395	$17,058	$26,453

Total International Operating Income per Segment Footnote for the Fiscal Year End January 2, 2005

Australia	$6,945
South Africa	3,724

Total	$10,669

Reconciliation of Net Interest to the Consolidated Income Statement for the Fiscal Year
ended January 2, 2005

Interest Income	$9,598
Interest Expense	(22,138)
Write off of Deferred Financing Fees from Extinguishment of Debt	(317)

Net Interest	$(12,857)

Form 10-Q for the period ended July 3, 2005
General
9.	Please address the comments above in your interim filings as well.
     GEO intends to address the comments in the Letter in its interim filings.
Note 2 – Restatements, page 7
Section 4 – Matters Related to Accountants and Financial Statements, page 33
10.	Given the restatements of your annual financial statements for the year ended January 2, 2005 and your first quarter financial statements dated April 3, 2005 and the pending second restatement of these financial statements, please file an Item 4.02 Form 8-K report regarding non-reliance on previously issued financial statements.

GEO has complied with this request and filed an Item 4.02 Form 8-K on October 14, 2005.